UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM T-3/A
                               AMENDMENT NO. 1

                    FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                          UNDER THE TRUST INDENTURE ACT OF 1939

                                VISKASE COMPANIES, INC.
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                                   (Name of applicant)

         625 Willowbrook Centre Parkway, Willowbrook, Illinois  60527
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                         (Address of principal executive offices)

              Securities to be Issued Under the Indentures to be Qualified
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     Title of Class                                          Amount
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8% Senior Subordinated Secured Notes                         $60,000,000
Due 2008

Approximate date of proposed public offering: As promptly as practicable after the date hereof.

Name and address of agent for service:  Kimberly K. Duttlinger
                                Vice President, Secretary and General Counsel 625 Willowbrook Centre Parkway
                                Willowbrook, Illionois  60527



                                      With copies to:

                                      Mark Weissler, Esq.
                                      Milbank, Tweed, Hadley & McCloy
                                      1 Chase Manhattan Plaza
                                      New York, New York  10005

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     The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to section 307(c) of the Trust Indenture Act of 1939 (the "Act"), may determine upon the written request of the obligor.


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

                                  Explanatory Note

     This Amendment No. 1 to the Form T-3 filed by the obligor on July 16, 2002 (the "T-3") is filed solely for the purposes of (i) updating Items 5 and 7 as of August 30, 2002, (ii) amending and restating the T-3 to update (a) the number of pages of the T-3 and (b) the exhibit index and (iii) filing (a) a copy of the latest report of condition of the trustee and (b) the obligor's
(1) Offer to Exchange, (2) Letter of Transmittal, (3) Instruction Letter, (4) Letter to Brokers-Dealers, (5) Notice of Guaranteed Delivery and (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, each dated August 20, 2002 as Exhibits T3.E.1 through T3.E.6 herewith. The T-3 in all other respects remains unmodified. Unless the context indicates otherwise, capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the T-3.

                                ---------------------------

5. Principal owners of voting securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

  As of August 30, 2002
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  Col. A                               Col. B              Col. C                      Col. D
  Name and Complete                    Title of                                        Percentage of Voting
  Mailing Address                      Class Owned         Amount Owned                Securities Owned
  Pacificor, Inc.                      Common Stock,       5,000,000                   32.64%
  1575 N. Ontare Road                  par value $.01
  Santa Barbara, CA 93105              per share

  Steven L. Gevirtz                    Common Stock,       3,495,652 (1)               22.62%
  Katana Fund LLC                      par value $.01
  Katana Capital Advisors LLC          per share
  1859 San Leandro Lane
  Santa Barbara, California 93108

  F. Edward Gustafson                  Common Stock,       1,979,610 (2) (3) (4)       12.78%
  625 Willowbrook Centre Parkway       par value $.01
  Willowbrook, Illinois 60527          per share

  Donald P. Kelly                      Common Stock,       1,770,287 (2)               11.56%
  701 Harger Road, Suite 190           par value $.01
  Oak Brook, Illinois 60523            per share

As a result of the Exchange Offer, none of the holders listed above will own 10 percent or more of the voting securities of the Applicant, but to the Applicant's knowledge, High River, Debt Strategies and
Northeast will own approximately 30%, 12% and 12% respectively.
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(1) Katana Capital Advisors, LLC manages the Katana Fund LLC and therefore is deemed to indirectly own the shares owned by the Katana Fund LLC.

(2) The ownership indicated includes 70,287 shares owned by DPK, of which Mr. Kelly and Mr. Gustafson are principals and officers. The general partner of DPK is C&G Management Company, Inc., which is owned by
    Mr. Kelly and Mr. Gustafson. The ownership indicated also includes 1,300,000 shares owned by Volk
    Enterprises, Inc. ("Volk"). Volk is controlled by Volk Holdings L.P., whose general partner is Wexford
    Partners I L.P. ("Wexford Partners"). The general partner of Wexford Partners is Wexford Corporation, which is owned by Mr. Kelly and Mr. Gustafson. Mr. Kelly and Mr. Gustafson share voting and investment power over the shares owned by DPK and Volk. However, Mr. Kelly and Mr. Gustafson each disclaim beneficial ownership of shares owned by DPK and Volk except to the extent of their respective pecuniary interest in such entities.

(3) The ownership indicated includes 170,000 shares subject to stock options owned by Mr. Gustafson. The ownership indicated also includes 70,619 shares owned by Mr. Gustafson's spouse. Mr. Gustafson does not have or share voting or investment power over the shares owned by his spouse and disclaims beneficial ownership of such shares.

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
(4) The ownership indicated also includes 218,000 shares acquired by Mr. Gustafson, pursuant to the Viskase
    Companies, Inc. Parallel Non-Qualified Savings Plan.

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

7.  Capitalization.

    (a) Furnish the following information as to each authorized class of securities of the applicant.

As of August 30, 2002:

-------------------------------------------------------------------------------------------
  Col. A                                        Col. B                   Col. C
  Title of Class                                Amount Authorized        Amount Outstanding
-------------------------------------------------------------------------------------------
  Common Stock, par value $.01 per share        50,000,000 shares        15,316,062 shares
  Preferred Stock, par value $.01 per share     25,000,000 shares        0 shares

As of August 30, 2002, there were 844,430 outstanding options to purchase Common Stock of the Applicant, all of which were vested, and 440,898 options available to be granted in the future.

Holders of the Applicant's Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders.

Long Term Debt
Senior Subordinated Secured Notes
                                  Amount
Series     Rate     Maturity      Outstanding
10.25%     10.25%   2001          $163,060,000


Contents of application for qualification. This application for qualification comprises

   (a) Pages numbered 1 to 180, consecutively.

   (b) The statement of eligibility of each trustee under the indenture to be qualified (including a report of condition of the trustee as of June 30, 2002):

       Wells Fargo Bank Minnesota, National Association:   Form T-1, executed
       by Wells Fargo Bank Minnesota, National Association.

   (c) The following exhibits in addition to those filed as a part of the statement of eligibility of each trustee:

Exhibit T3A. Certificate of Ownership and Merger of Viskase Companies, Inc. into Envirodyne Industries, Inc., dated September 2, 1998 (previously filed) and the Amended and Restated Certificate of Incorporation of the Applicant, dated July 29, 1996 (incorporated by reference to Exhibit 3.1 in the Applicant's Form 8-K filed January 19, 1994).

Exhibit T3B. Amended and Restated Bylaws of the Applicant adopted May 14, 1997 (incorporated by reference to Exhibit 3.2 in the Applicant's Form 8-K filed May 16, 1997).

Exhibit T3C.1. Form of Indenture for 8% Senior Subordinated Secured Notes Due 2008 (previously filed).

Exhibit T3D.  Not applicable.

Exhibit T3E.1.  Offer to Exchange (filed herewith).

Exhibit T3E.2. Letter of Transmittal accompanying the Offer to Exchange (filed herewith).

Exhibit T3E.3.  Instruction Letter (filed herewith).

Exhibit T3E.4.  Letter to Brokers-Dealers (filed herewith).

Exhibit T3E.5.  Notice of Guaranteed Delivery (filed herewith).

Exhibit T3E.6. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (filed herewith).

Exhibit T3F. Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Act (previously filed).

                                  --------------------------
                                        SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Viskase Companies, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Willowbrook, and State of Illinois, on the 5th day of September, 2002.

                 VISKASE COMPANIES, INC.
(SEAL)
                 By  /s/
                    ---------------------------------------
                 Name:  Gordon S. Donovan
                 Title: Vice President, Chief Financial Officer and Treasurer





Attest:          By  /s/
                    ---------------------------------------
                 Name:  Kimberly K. Duttlinger
                 Title: Vice President, Secretary and General Counsel


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